

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

<u>Via E-mail</u>
Valeria Bulkina
President, Secretary, Treasurer and Director
Ovation Research, Inc.
15 Miller Street, Suite 2
Birobidjan, Russia, 679016

> **Re:** **Ovation Research, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 8, 2013**
> **File No. 333-189762**

Dear Mss. Bulkina:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

<u>General</u>

1.   We have considered your response to comment 1 in our letter dated July 26, 2013; however, it still appears that you are a shell company because you have nominal operations and assets consisting solely of cash. Please refer to Rule 405 under the Securities Act under the Securities Act of 1933, as amended. In this regard, we note that your response did not focus on any changes or developments in your operations. If, for example, you are now generating revenue from operations, please address that, as well as any other salient facts about changes in your operations or assets, in your response to this comment. Otherwise, if you wish to continue with the registration of these shares, please revise your disclosure throughout your filing to state that you are a shell company. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on

the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gary R. Henrie, Esq.